                                                                      --------------------------------
                                                                               OMB APPROVAL
                                                                      --------------------------------
                                    UNITED STATES                       OMB Number:  3235-0145
                         SECURITIES AND EXCHANGE COMMISSION             Expires:  October 31, 1997
                                 WASHINGTON, D.C. 20549                 Estimated average burden
                                                                        hours per response....14.90
                                     SCHEDULE 13D                     --------------------------------

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*(1)
                                   (RULE 13d-101)

                           UNAPIX ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904270105
            --------------------------------------------------------
                                 (CUSIP Number)

            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 20, 1996
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        --------
        1. This Amendment No. 1 to the statement on Schedule 13D filed on November 1, 1996 (the "Original Statement"), incorporates all information relevant to reportable events effected by the Reporting Persons, who may be deemed a group for purposes of Section 13(d) (the "Group"), with respect to the referenced class of securities, up to and including June 5, 1997. As reflected in Amendment No. 2 to the Original Statement, which is being filed contemporaneously with this Amendment No. 1, as of June 6, 1997, one member of the Group, Andrew M. Brown, ceased to be associated with the Group.

                               SCHEDULE 13D

---------------------------                     --------------------------------
 CUSIP NO. 904270105                             PAGE 2 OF 13 PAGES
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Ernest P. Werlin
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]

                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                                       PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]
                                 Not Applicable
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                         7 SOLE VOTING POWER

        NUMBER OF                                                   111,656
         SHARES        ---------------------------------------------------------
      BENEFICIALLY       8 SHARED VOTING POWER
        OWNED BY
          EACH                                                    1,348,235(1)
       REPORTING       ---------------------------------------------------------
         PERSON          9 SOLE DISPOSITIVE POWER
          WITH
                                                                    111,656
                       ---------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                                                                  1,348,235(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     111,656
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.93
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

        --------
        1. Ernest P. Werlin disclaims beneficial ownership of all shares and/or Units owned by other persons.

                               SCHEDULE 13D

---------------------------                     --------------------------------
 CUSIP NO. 904270105                             PAGE 3 OF 13 PAGES
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Andrew M. Brown
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
                                 Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

        NUMBER OF                                                     --
         SHARES      -----------------------------------------------------------
      BENEFICIALLY    8  SHARED VOTING POWER
        OWNED BY
          EACH                                                  1,348,235(1)
       REPORTING     -----------------------------------------------------------
         PERSON       9  SOLE DISPOSITIVE POWER
          WITH                                                        --
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                                                                1,348,235(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

        --------
        1. Andrew M. Brown disclaims beneficial ownership of all shares and/or Units owned by other persons. As of June 6, 1997, Andrew M. Brown ceased to be a member of the group which is making this filing.

                               SCHEDULE 13D

---------------------------                     --------------------------------
 CUSIP NO. 904270105                             PAGE 4 OF 13 PAGES
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Peter J. Powers
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

                                     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
                                 Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER

        NUMBER OF                                                10,000
         SHARES       ----------------------------------------------------------
      BENEFICIALLY     8  SHARED VOTING POWER
        OWNED BY
          EACH                                                  981,512(1)
       REPORTING      ---------------------------------------------------------
         PERSON        9  SOLE DISPOSITIVE POWER
          WITH
                                                                 10,000
                      ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                                                                981,512(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   10,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    0.17
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

        --------
        1. Peter J. Powers disclaims beneficial ownership of all shares and/or Units owned by other persons.

                               SCHEDULE 13D

---------------------------                     --------------------------------
 CUSIP NO. 904270105                             PAGE 5 OF 13 PAGES
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          The High View Fund, L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

                                     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
                                 Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

        NUMBER OF                                                981,512
         SHARES      -----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
        OWNED BY
          EACH                                                      --
       REPORTING     -----------------------------------------------------------
         PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                                                 981,512
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                                                     --
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  981,512
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   14.9
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D

---------------------------                     --------------------------------
 CUSIP NO. 904270105                             PAGE 6 OF 13 PAGES
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       High View Capital Corporation
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

                               Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
                                 Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

        NUMBER OF                                                   --
         SHARES      -----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
        OWNED BY
          EACH                                                   981,512(1)
       REPORTING     -----------------------------------------------------------
         PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                                                    --
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                                                                 981,512(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     --
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     --
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                     CO
--------------------------------------------------------------------------------

        -----------
        1. High View Capital Corporation disclaims beneficial ownership of all shares and/or Units owned by other persons.

                               SCHEDULE 13D

---------------------------                     --------------------------------
 CUSIP NO. 904270105                             PAGE 7 OF 13 PAGES
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             The High View Fund
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

                                     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
                                 Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                             The Cayman Islands
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

        NUMBER OF                                                366,723
         SHARES       ----------------------------------------------------------
      BENEFICIALLY     8   SHARED VOTING POWER
        OWNED BY
          EACH                                                      --
       REPORTING      ----------------------------------------------------------
         PERSON        9   SOLE DISPOSITIVE POWER
          WITH
                                                                 366,723
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                                                                    --
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  366,723
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    6.1
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                     OO
--------------------------------------------------------------------------------

                               SCHEDULE 13D

---------------------------                     --------------------------------
 CUSIP NO. 904270105                             PAGE 8 OF 13 PAGES
---------------------------                     --------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   High View Asset Management Corporation
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

                               Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
                               Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware
--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER

        NUMBER OF                                                --
         SHARES       ----------------------------------------------------------
      BENEFICIALLY     8        SHARED VOTING POWER
        OWNED BY
          EACH                                                 366,723(1)
       REPORTING      ----------------------------------------------------------
         PERSON        9        SOLE DISPOSITIVE POWER
          WITH
                                                                 --
                      ----------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                                               366,723(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     --
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     --
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                     CO
--------------------------------------------------------------------------------

        ---------------
        1. High View Asset Management Corporation disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                                              Page 9 of 13 Pages

                           UNAPIX ENTERTAINMENT, INC.
                              (CUSIP NO. 904270105)

ITEM 1. SECURITY AND ISSUER.

                 This statement relates to (a) common stock, $.01 par value per share ("Common Stock") issued by Unapix Entertainment, Inc. (the "Issuer" or the "Company") and (b) units (the "Units") issued by the Company, each of which consists of (i) one 10% convertible subordinated note in the principal amount of $250,000 which is convertible into shares of Common Stock at a price of $4.50 per share and (ii) warrants to purchase up to 25,000 shares of Common Stock at an exercise price of $6.00 per share. The address of the principal executive offices of the Issuer is 200 Madison Avenue, Floor 24, New York, New York 10016.

ITEM 2. IDENTITY AND BACKGROUND.

                 (a) - (f)

                 This statement is being filed on behalf of a group consisting of the following seven reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

         (I) This statement is being filed on behalf of The High View Fund, L.P., a Delaware limited partnership (the "Delaware Fund"). The Delaware Fund's principal business is to make and hold investments. The business address for the Delaware Fund is c/o High View Capital Corporation, 805 Third Avenue, Floor 17, New York, New York 10022.

         (II) This statement also is being filed on behalf of High View Capital Corporation ("HVCC"), a Delaware corporation. HVCC's principal business is to act as general partner to the Delaware Fund and to provide investment advisory services to other clients. The business address for HVCC is 805 Third Avenue, Floor 17, New York, New York 10022.

                 The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, the President and Treasurer of HVCC. As of the date of the event which requires the filing of this statement, Peter J. Powers was a director and the Senior Vice President of HVCC. As of the date of the event which requires the filing of this statement, Andrew M. Brown was the Secretary of HVCC. As of June 6, 1997, Mr. Brown ceased to be associated with HVCC.

         (III) This statement also is being filed on behalf of The High View Fund, a Cayman Islands company (the "Cayman Fund"). The Cayman Fund is listed on the Irish Stock Exchange and its principal business is to make and hold investments. The Cayman Fund's directors are Rhonda D. McDeigan-Eldridge and Cedric L. Carroll. Ms. McDeigan-Eldridge and Mr. Carroll are citizens of the Commonwealth of The Bahamas, their principal business is to act as investment fund administrators and their business address is c/o Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, The Bahamas.

         (IV) This statement also is being filed on behalf of High View Asset Management Corporation, a Delaware corporation ("HVAM"). HVAM's principal business is to act as investment manager to the Cayman Fund and its business address is 805 Third Avenue, Floor 17, New York, New York 10022.

                 The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is also the President of HVAM. As of the date of the event which requires the filing of this statement, Andrew M. Brown was the Treasurer, Secretary and Vice President of HVAM. As of June 6, 1997, Mr. Brown ceased to be associated with HVAM.

         (V) This statement also is being filed on behalf of Mr. Werlin. Mr. Werlin's present principal occupation is as a director, President and Treasurer of HVCC and as the director and President of HVAM. Mr. Werlin is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

         (VI) This statement also is being filed on behalf of Mr. Brown. As of the date of the event which requires the filing of this statement, Mr. Brown's principal occupation was as Secretary of HVCC and as Treasurer, Secretary and Vice President of HVAM. Mr. Brown is a United States citizen whose business address as of the date of the event requiring the filing of this statement was c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.
As of June 6, 1997, Mr. Brown ceased to be associated with both HVCC and HVAM.

         (VII) This statement also is being filed on behalf of Mr. Powers. As of the date of the event which requires the filing of this statement, Mr. Powers's principal occupation was as a director and the Senior Vice President of HVCC. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

                                                             Page 10 of 13 Pages

                 No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any Reporting Person been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                 Each of the Delaware Fund, the Cayman Fund, and Mr. Werlin is making this filing because each of them has acquired (a) shares of Common Stock and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock for which each has sole voting power. In addition, because of the relationships described above, Mr. Werlin could be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of (a) the shares of Common Stock and (b) the Units which could be converted into and/or used to purchase shares of Common Stock and which are held by each of the Delaware Fund and the Cayman Fund. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons and all shares of Common Stock which such Units could be converted into and/or used to purchase.

                 Mr. Brown is making this filing because, as of the date of the event requiring the filing of this statement, due to the relationships between Mr. Brown and each of the Delaware Fund and the Cayman Fund, as described above, Mr. Brown could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock and which are held by each of the Delaware Fund and the Cayman Fund. Mr. Brown disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons and all shares of Common Stock which such Units could be converted into and/or used to purchase. As of June 6, 1997, Mr. Brown ceased to be associated with the Delaware and the Cayman Funds.

                 Each of Mr. Powers and HVCC is making this filing because, due to the relationship between each of Mr. Powers and HVCC and the Delaware Fund, as described above, each could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock and which are held by the Delaware Fund. In addition, Mr. Powers has acquired shares of Common Stock for which he has sole voting power. Each of Mr. Powers and HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

                 HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM could be deemed to have beneficial ownersip for purposes of Section 13(d) of the Act of (a) the shares of Common Stock and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock which are held by other persons, all Units which are held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

                 The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown, and Mr. Powers are making a group filing because, as of the date of the event requiring the filing of this statement, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons, as described in this Item
2. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by and the Units held by any other person and disclaims membership in a group.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Delaware Fund acquired 95,400 shares of Common Stock in a series of open market transactions over the period from August 28, 1996 to May 15, 1997 for a total purchase price of $398,815.61. The Delaware Fund acquired 8 Units in a private placement on October 22, 1996 for a total purchase price of $2,000,000, 1 1/2 Units in a private placement on April 3, 1997 for a total purchase price of $375,000, and 1 1/2 Units in a private placement on May 15,1997 for a total purchase price of $375,000. The Units held by the Delaware Fund may be converted into and/or used to purchase up to 886,112 shares of Common Stock. The $3,148,815.61 used by the Delaware Fund to purchase the 95,400 shares of Common Stock and the 11 Units was obtained from the working capital of the Delaware Fund.

                 The Cayman Fund acquired 69,500 shares of Common Stock in a series of open market transactions over the period from August 29, 1996 to November 29, 1996 for a total purchase price of $300,390.96 and sold 25,000 shares of Common Stock in an open market transaction on May 15, 1997 for the total price of $96,875. The Cayman Fund acquired 4 Units in a private placement on October 22, 1996 for a total purchase price of $1,000,000 and 1 1/2 Units in a private placement on April 3, 1997 for a total purchase price of $375,000.
The Cayman Fund sold 1 1/2 Units in a private placement on May 15, 1997 for the total price of $375,000. The Units held by the Cayman Fund may be converted into and/or used to purchase up to 322,223 shares of Common Stock. The $1,675,390.96 used by the Cayman Fund to purchase the 69,500 shares of Common Stock and the 5 1/2 Units was obtained from the working capital of the Cayman Fund.

                                                             Page 11 of 13 Pages

                 Ernest P. Werlin acquired 31,100 shares of Common Stock in a series of open market transactions over the period from August 28, 1996 to February 7, 1997 for a total purchase price of $137,209.92. Mr. Werlin acquired 1 Unit in a private placement on October 22, 1996 for a total purchase price of $250,000. The Unit held by Mr. Werlin may be converted into and/or used to purchase up to 80,556 shares of Common Stock. The $387,209.92 used by Mr. Werlin to purchase the 31,100 shares of Common Stock and the 1 Unit was obtained from Mr. Werlin's personal funds.

                 Peter J. Powers acquired 10,000 shares of Common Stock in an open market transaction on May 5, 1997 for a total purchase price of $38,750. The $38,750 used by Mr. Powers to purchase the 10,000 shares of Common Stock was obtained from Mr. Powers's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

                 Each of the Delaware Fund, the Cayman Fund, Ernest P. Werlin and Peter J. Powers holds its or his respective shares of Common Stock and Units to which this statement on Schedule 13D relates for purposes of investment. At the present time, neither the Delaware Fund, the Cayman Fund, Mr. Werlin, nor Mr. Powers has any plans to purchase additional shares of Common Stock or Units or to transfer shares of Common Stock or Units or to exercise any conversion or purchasing rights granted by the Units. Except as disclosed in this Item 4, neither the Delaware Fund, the Cayman Fund, Mr. Werlin, nor Mr. Powers has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                 (a) and (b)

       (I) The Delaware Fund beneficially holds 95,400 shares of Common Stock and 11 Units which could be converted into and/or used to purchase up to 886,112 shares of Common Stock for an aggregate beneficial ownership of 981,512 shares of Common Stock, which would constitute 14.9% of the outstanding class of Common Stock.

       (II) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of the Delaware Fund, and because it could be deemed to share voting and dispositive power with the Delaware Fund over the shares of Common Stock and Units held by the Delaware Fund, HVCC may be deemed to be the beneficial owner of the 95,400 shares of Common Stock held by the Delaware Fund and the 11 Units held by the Delaware Fund which could be converted into and/or used to purchase up to 886,112 shares of Common Stock, as discussed in this Item 5, sub-part (I), above. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 981,512 shares of Common Stock, which would constitute 14.9% of the outstanding class of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

       (III) The Cayman Fund beneficially holds 44,500 shares of Common Stock and 4 Units which could be converted into and/or used to purchase up to 322,223 shares of Common Stock for an aggregate beneficial ownership of 366,723 shares of Common Stock, which would constitute 6.1% of the outstanding class of Common Stock.

       (IV) For Purposes of Rule 13(d) under the Act, because HVAM is the investment manager to the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the shares of Common Stock and Units held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the 44,500 shares of Common Stock held by the Cayman Fund and the 4 Units held by the Cayman Fund which could be converted into and/or used to purchase up to 322,223 shares of Common Stock, as discussed in this Item 5, sub-part (III), above. Therefore, HVAM may be deemed to be the aggregate beneficial owner of 366,723 shares of Common Stock, which would constitute 6.1% of the oustanding class of Common Stock. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

       (V) Peter J. Powers beneficially holds 10,000 shares of Common Stock for an aggregate beneficial ownership of 10,000 shares of Common Stock, which would constitute 0.17% of the outstanding class of Common Stock. Further, Mr. Powers is a director and the Senior Vice President of HVCC. Because Mr. Powers is an officer and a director of the general partner of the Delaware Fund, and because he could be deemed to share with HVCC and the other director and officers of HVCC voting and dispositive power over the shares of Common Stock and Units held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the shares of Common Stock, the Units, and the shares of Common Stock which the Units may be converted into and/or used to purchase of the Delaware Fund as described in this
Item 5, sub-part (I), above. Therefore, together with the Common Stock acquired for his personal account, Mr. Powers may be deemed to be the aggregate beneficial owner of 991,512 shares of Common Stock, which would constitute 15.07% of the outstanding class of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common stock which such Units could be converted into and/or used to purchase.


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                                                             Page 12 of 13 Pages

        (VI) (The following is as of the date of the event requiring, and for purposes of, this filing:) Andrew M. Brown is the Secretary of HVCC, the general partner of the Delaware Fund. Mr. Brown is also the Treasurer, Secretary and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Brown's relationship to the Delaware Fund, and because he could be deemed to share with HVCC and the directors and other officers of HVCC voting and dispositive power over the shares of Common Stock and Units held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Brown may be deemed to be the beneficial owner of the shares of Common Stock held by the Delaware Fund, the Units held by the Delaware Fund, and the shares of Common Stock which these Units could be converted into and/or used to purchase, as described in this Item 5, sub-part (I), above. Because of Mr. Brown's relationship to the Cayman Fund, and because he could be deemed to share with HVAM, and with the director and other officer of HVAM voting and dispositive power over the shares of Common Stock and the Units held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Brown may be deemed to be the beneficial owner of the shares of Common Stock held by the Cayman Fund, the Units held by the Cayman Fund, and the shares of Common Stock which these Units could be converted into and/or used to purchase, as described in this Item 5, sub-part (III), above. Therefore, Mr. Brown may be deemed to be the aggregate beneficial owner of 1,348,235 shares of Common Stock, which would constitute 19.53% of the outstanding class of Common Stock. Mr. Brown disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase. (As of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund, HVCC, the Cayman Fund and HVAM.)

        (VII) Ernest P. Werlin beneficially holds 31,100 shares of Common Stock and 1 Unit which could be converted into and/or used to purchase up to 80,556 shares of Common Stock for an aggregate beneficial ownership of 111,656 shares of Common Stock, which would constitute 1.93% of the oustanding class of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and the Delaware Fund, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officers of HVCC, over the shares of Common Stock and the Units held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be a beneficial owner of the shares of Common Stock held by the Delaware Fund, the Units held by the Delaware Fund, and the shares of Common Stock which the Units can be converted into and/or used to purchase. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of the relationship between HVAM and the Cayman Fund, as discussed in this Item 5, and because Mr. Werlin may be deemed to share voting and dispositive power over the shares of Common Stock and the Units held by the Cayman Fund with HVAM and the other officer of HVAM, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be a beneficial owner of the shares of Common Stock held by the Cayman Fund, the Units held by the Cayman Fund, and the shares of Common Stock which these Units may be converted into and/or used to purchase. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of 1,459,891 shares of Common Stock, which would constitute 20.9% of the outstanding class of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

                 By reason of the relationships described in Item 2 and this
Item 5 above, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown, and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock or any Units held by other members of any such group or of any shares of Common Stock which such Units could be converted into and/or used to purchase. Additionally, the persons named herein disclaim membership in a group. Further, as of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers.

                 (c) As discussed in more detail in Item 3, above, on May 5, 1997, Peter J. Powers purchased 10,000 shares of Common Stock, and on May 15, 1997, the Delaware Fund purchased 1 1/2 Units and the Cayman Fund sold 1 1/2 Units. Also on May 15, 1997, the Delaware Fund purchased 25,000 shares of Common Stock and the Cayman Fund sold 25,000 shares of Common Stock. No other transactions in shares of Common Stock or Units which can be converted into and/or used to purchase shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

                 (d) Not applicable.

                 (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.



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                                                             Page 13 of 13 Pages

                                    SIGNATURE

                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1997                /s/ ERNEST P. WERLIN
                                  ------------------------------------
                                           Ernest P. Werlin

                                       /s/ ANDREW M. BROWN
                                  ------------------------------------
                                           Andrew M. Brown*

                                       /s/ PETER J. POWERS
                                  ------------------------------------
                                           Peter J. Powers

                                THE HIGH VIEW FUND, L.P.

                                By:  High View Capital Corporation,
                                         its general partner

                                By:    /s/ ERNEST P. WERLIN
                                  ------------------------------------
                                           Ernest P. Werlin
                                           President

                                HIGH VIEW CAPITAL CORPORATION

                                By:    /s/ ERNEST P. WERLIN
                                  ------------------------------------
                                           Ernest P. Werlin
                                           President

                                THE HIGH VIEW FUND

                                By:    /s/ CEDRIC L. CARROLL
                                  ------------------------------------
                                           Cedric L. Carroll
                                           Director

                                HIGH VIEW ASSET MANAGEMENT CORPORATION

                                By:    /s/ ERNEST P. WERLIN
                                  ------------------------------------
                                           Ernest P. Werlin
                                           President

* As of June 6, 1997, Mr. Brown ceased to be a member of the group making this filing.




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